United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

May 28, 2021

Re:	New Starship Parent Inc. Registration Statement on Form S-4, as amended File No. 333-253142 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Starship Parent Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4, as amended (Registration No. 333-253142), so that such Registration Statement becomes effective at 3:00 p.m., Eastern Time, on June 1, 2021, or as soon as practicable thereafter.

New Starship Parent Inc.

By: /s/ Ryan M. Gilbert

Ryan M. Gilbert